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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 10)*


                            LIFELINE SYSTEMS, INC.
                               ----------------
                               (Name of Issuer)

                         Common Stock, $.02 par value
                               ----------------
                        (Title of Class of Securities)

                                  532192 10 1
                               ----------------
                                (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     [_]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP NO. 532192 10 1           SCHEDULE 13G              PAGE 1 OF 5 PAGES
-----------------------                                  ---------------------

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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      L. Dennis Shapiro

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            582,100 (beneficial interest disclaimed in 4,124)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          130,734 (beneficial interest disclaimed in 130,734)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             582,100 (beneficial interest disclaimed in 4,124)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          130,734 (beneficial interest disclaimed in 130,734)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      577,796
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [X]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.1%

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      TYPE OF REPORTING PERSON
12
      IN

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                                      -2-
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-----------------------                                  ---------------------
 CUSIP NO. 532192 10 1           SCHEDULE 13G              PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

                       AMENDMENT NO. 10 TO SCHEDULE 13G

ITEM 1(A).    NAME OF ISSUER:

              Lifeline Systems, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              111 Lawrence Street
              Framingham, MA 01702-8156

ITEM 2(A).    NAME OF PERSON FILING:

              L. Dennis Shapiro

ITEM 2(B).    ADDRESS OF RESIDENCE:

              24 Essex Road
              Chestnut Hill, MA 02467

ITEM 2(C).    CITIZENSHIP:

              United States

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock, Par Value $.02

ITEM 2(E).    CUSIP NUMBER:

              532192 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a)   [_]  Broker or dealer registered under Section 15 of the
                         Exchange Act.

              (b)   [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

              (c)   [_]  Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act.

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 CUSIP NO. 532192 10 1           SCHEDULE 13G              PAGE 3 OF 5 PAGES
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              (d)   [_]  Investment company registered under Section 8 of the
                         Investment Company Act.

              (e)   [_]  An investment advisor in accordance with Rule
                         13d-1(b)(1)(ii)(E).

              (f)   [_]  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F).

              (g)   [_]  A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G).

              (h)   [_]  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act.

              (i)   [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

              (j)   [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP:

              a. Amount beneficially owned as of December 31, 2001: 712,834 shares, except as this amount may be limited by the explanations contained in paragraphs 2 through 6 below:

                    1. 577,976 shares are owned directly by Mr. Shapiro (includes 9,001 shares which Mr. Shapiro had the right to acquire within sixty days of December 31, 2001).

                    2. 4,124 shares are in the name of Mr. Shapiro as custodian for his children. Mr. Shapiro has sole voting and dispositive power over such shares, but he disclaims any beneficial interest.

                    3. 17,062 shares are in the name of Mr. Shapiro's children. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

                    4. 12,360 shares are in the name of Mr. Shapiro's wife, as custodian for their children. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

                    5. 66,000 shares are in the name of Mr. Shapiro's wife as a co-trustee of three trusts. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

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 CUSIP NO. 532192 10 1           SCHEDULE 13G              PAGE 4 OF 5 PAGES
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                    6.   35,312 shares are in the name of Mr. Shapiro's wife.
                         Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

              b.    Percent of class:  9.1%

              c.    Number of shares as to which such person has:

                    (i) sole power to vote or direct the vote: 582,100 shares (which includes 9,001 shares which Mr. Shapiro has the right to acquire within sixty days after December 31, 2001);

                    (ii) shared power to vote or direct the vote: 130,734 shares;

                    (iii) sole power to dispose of or to direct the disposition of: 582,100 shares (which includes 9,001 shares which Mr. Shapiro has the right to acquire within sixty days after December 31, 2001); and

                    (iv) shared power to dispose of or to direct the disposition of: 130,734 shares.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              This Item is inapplicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Mr. Shapiro holds 4,124 shares as custodian for his children. Mr. Shapiro's wife holds 12,360 shares for their children. These children have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

              Mr. Shapiro's wife holds 66,000 shares as a co-trustee of three trusts. The trusts, in which Mr. Shapiro holds no interest, have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

              Mr. Shapiro's children own 17,062 shares and have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

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 CUSIP NO. 532192 10 1           SCHEDULE 13G              PAGE 5 OF 5 PAGES
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              Mr. Shapiro's wife owns 35,312 shares and has the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              This Item is inapplicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              This Item is inapplicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              This Item is inapplicable.

ITEM 10.      CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              /s/ L. Dennis Shapiro
                              ---------------------
                              L. Dennis Shapiro
                              Chairman of the Board

Dated:  January 14, 2002